INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of East West Securities Company, Inc.
San Marino, California

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that East West Securities Company, Inc.'s (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of
October 15, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 15, 2001, and with respect to agreement of security purchases and sales, for the period from May 14, 2001 (the date of our last examination) through October 15, 2001:

1. Count and inspection of all securities located in the vault of East West Bank ("Custodian") in San Marino, California without prior notice to management;

2. Reconciliation of all such securities to the books and records of the Fund and the Custodian as of October 15, 2001; and

3.  Agreement of five security sales, from the period
May 14, 2001 (the date of our last examination) through October 15, 2001, from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that East West Securities Company, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 15, 2001 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of East West Securities Company, Inc. and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


December 14, 2001

DELOITTE & TOUCHE
Los Angeles, California




Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

We, as members of management of East West Securities Company, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 15, 2001, and for the period May 14, 2001 (the date as of your last examination) through October 15, 2001.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 15, 2001, and for the period May 14, 2001 (the date as of your last examination) through October 15, 2001, with respect to securities reflected in the investment account of the Company.


December 14, 2001


East West Securities Company, Inc.

By:


Julia Gouw
President and Chief Financial Officer



Douglas P. Krause
Director, Executive Vice President and Secretary